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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                         Factory Card Outlet Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   303053 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Howard Friedman, Esquire, Schuyler, Roche & Zwirner, 130 East Randolph Street, Suite 3800, Chicago IL 60601 312/565-8394
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 8, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP No.  303053 10 2                                         Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Individual Retirement Accounts for the Benefit of Ronald L. Chez and Ronald L. Chez Individually (###-##-####)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS *
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [  ]
                                                                      N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

                         7    SOLE VOTING POWER
                                   443,300
NUMBER OF SHARES
BENEFICIALLY OWNED       8    SHARED VOTING POWER
BY EACH REPORTING                  -0-
PERSON WITH
                         9    SOLE DISPOSITIVE POWER
                                   443,300

                         10   SHARED DISPOSITIVE POWER
                                   -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          443,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                           [   ]
                                                                      N/A

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.908%

14   TYPE OF REPORTING PERSON *
          IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 303053 10 2                                         Page 3 of 4 Pages


Item 3, Source and Amount of Funds or other Consideration, as set forth in the original Schedule 13D filed by the Reporting Person with respect to the Issuer dated February 16, 1998 ("Schedule 13D"), is amended by adding thereto the following:

        The shares of Stock represented as held by the Reporting Person which were acquired since the Reporting Person filed Schedule 13D, which
        Schedule 13D is amended by this Amendment No. 1 ("Amendment No. 1"), were paid for with personal funds of the Reporting Person.

Item 4, Purpose of Transaction, as set forth in Schedule 13D, is amended as follows:

        (i) Item 4(a) as set forth in Schedule 13D is amended by adding thereto the following:

                The Reporting Person has acquired 55,000 shares of Stock of the Issuer since February 16, 1998. Acquisitions of shares of Stock of the Issuer from and after October 7, 1998 are as set forth in
                Item 5 of this Amendment No. 1. Said 55,000 shares of Stock of the Issuer are included within the definition of "Shares" as set forth in Schedule 13D as amended by this Amendment No. 1.

        (ii) Item 4(d) as set forth in Schedule 13D is amended by adding the following:

                The Reporting Person seeks immediate election to the Board of Directors of the Issuer and intends to discuss this matter with present members of said Board of Directors and take other steps as deemed appropriate to effect such result. The Reporting Person believes that all members of the Issuer's Board of Directors should have proportionately significant investments in Stock of the Issuer.

        (iii) Item 4(e) as set forth in Schedule 13D is amended by adding the following:

                After election to the Board of Directors of Issuer, Reporting Person is prepared to consider providing additional investment capital to Issuer, both personally and possibly by solicitation of other potential investors in a private placement. Based on reports of the Issuer, the Reporting Person believes that any such investment and efforts to solicit others to invest in a private placement will significantly aid the Issuer in its operations. The Reporting Person does not at this time know the exact form of that investment and will need the cooperation of the Issuer in that regard.

CUSIP No. 303053 10 2                                          Page 4 of 4 Pages

                The Reporting Person intends to discuss these matters with the Issuer's Board of Directors and other appropriate persons.

        (iv) Item 4(f) as set forth in Schedule 13D is amended by adding the following:

                The Reporting Person intends to pursue consideration of a variety of strategic alternatives with respect to enhancing shareholder value and the operation of the Issuer's business, but has not completely formulated these plans at this time. The Reporting Person intends to discuss these issues with the Issuer's Board of Directors and other appropriate persons.

Item 5, Interest in Securities of the Issuer, as set forth in Schedule 13D, is amended as follows:

        (i) Item 5(a), as set forth in Schedule 13D, is amended by adding at the end of said subparagraph (a) of Item 5 the following:

                The aggregate number of shares of Stock of Issuer owned by the Reporting Person as of the date of this Amendment No. 1 is 443,300 shares (the "Shares") which constitutes approximately 5.908% of the outstanding Shares of Stock of the Issuer. The percentage in this Item 5(a), as amended by this Amendment No. 1, is based on 7,503,098 Shares of the Issuer's Stock outstanding as reported to Reporting Person's counsel by Issuer's Vice President - Corporate Secretary for the month ending October 31, 1998.

        (ii) Item 5(c), as reported in schedule 13D, is amended by adding at the end of said subparagraph (c) of Item 5 the following:

                The Reporting Person has acquired an aggregate of 2,000 Shares of Stock of the Issuer since October 7, 1998 as follows:
                Reporting Person purchased 1,000 Shares on 10/9/98 at $4.3750 per Share and 1,000 Shares on 10/19/98 at $3.3125 per share. Both of the foregoing purchases were open market transactions and included applicable brokerage commissions. The Reporting
                Person  had,  as  indicated,  owned  441,300  shares of Issuer's
                Stock, all purchased in the open market prior to October 7, 1998.

     After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

     Dated: 12/8/98                          /s/ Ronald L. Chez
            ---------                        ------------------------
                                             Ronald L. Chez

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